FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending December 08, 2005

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --




Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons



I give below details of changes in interests in the American Depositary Shares
(ADSs) of GlaxoSmithKline plc in respect of the under-mentioned Director:-



Dr T Yamada

     Exercise of options over 74,868 ADSs granted on 25 March 1996, which would if not exercised have lapsed on 25 March 2006, under the SmithKline Beecham US 1991 Share Option Plan at a price of $22.36494 per ADS, followed by the sale of the resulting ADSs. These exercises and sales took place in two tranches:

     16,400 ADSs on 6 December 2005 at an average price of $50.52 per share. The Company was advised of these transactions on 7 December 2005.



     58,468 ADSs on 7 December 2005 at an average price of $50.1035 per share. The Company was advised of these transactions on 8 December 2005.



     Dr Yamada's total shareholding in the Company remains 72,805 ADSs.



     Under the Company's share ownership requirements executive directors, including Dr Yamada, are required to hold a shareholding in the Company to the value of at least three times their annual base salary. Dr Yamada's total shareholding is currently equivalent to more than four and a half times his base salary.




This notification relates to a transaction notified in accordance with Disclosure Rule 3.1.4R(1)(b).



S M Bicknell

Company Secretary



8 December 2005


SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: December 08, 2005                                  By: VICTORIA LLEWELLYN
                                                              ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc